Entrepreneur

Name: Kent Simpkins
UUID: 01412918
Background: I am a design engineer with 40 years experience, have built over 12 companies from my designs. Developed the first do it yourself insulation blowing machine right out of college, Developed the mobile cardiac cath lab for doing diagnostic cardiovascular procedures in small or rural hospitals. Developed a natural gas compressor for fueling vehicles. Awarded several patents for unique designs. Started designing electric bicycles several years ago, was a distributor first.
Location: Florida

Social Connections

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Pitch Story

Title of your pitch: Simpkins Electric Bicycles
Short introduction of your pitch: Manufacturers of Electric Bicycles Providing Best Quality and Best Price For Sustainable Transportation
Your pitch story: An electric bicycle will change your life for young and old. Our bikes utilize pedal assist so one can choose to pedal or let the electric motor do the work. Everyone loved their first bicycle. We design bikes for everyone to enjoy and for older people we have the step through design to make it easy to get on and off. So now young and old can enjoy the electric bike, and adventure of enjoying a nice quite ride with a maximum speed of 22 MPH, and a range of 50 miles between charges. We manufacture 6 different models a City Bike, for urban traveling, Mountain Bikes for off road, Cruisers for the beach with 4" wide tires, A Mini Bike with 20" X 4" tires, a folding bike which folds in half to fit in the back of a car, or stored in tight areas like in an apartment, and the last bike is a 1000 Watt off road Mountain Bike, used for hunting, fishing, and camping and features a long range of 75 miles with lot's of power for up hills. Bikes

come in 500, 750, and 1000 Watt capacity. All bikes are manufactured with high levels of quality control, and come with a one year warranty. Sold only through a dealer network in the US to insure the customer is taken care of with service and parts. All bikes are assembled for customers at no cost. Simpkins E-Bikes, Inc. does not sell to large discounters. We value the importance of the dealer network and consider them our partners in building a successful business.

Which category does your pitch belong to: Eco-Green

Target Market

Target market: The target market is the present Bicycle Dealers that are established in their market, or the people that want to start their own electric bicycle dealership. Simpkins gets involved with joint advertising in the dealers market through radio, print, and social media. Also joins in community events with the dealers to help promote the product. Great target markets are the gated communities where consumers can move from golf carts to electric bicycles. The company plans to have 38 dealers in the first twelve months and plans to focus first in the sunshine states where they can bike year round. Then move at a growth rate to adding 20 new dealers per year.

Production plan

Production location: Asia

Production plan: The Simpkins E-Bikes are designed in the US, by Simpkins and sourced in China for the best manufacturer and dedication to high quality controls at the best price. Simpkins orders 140 bikes which fills a 40' container. Delivery is within 60 to 75 days into the port of Miami, FL. This contract manufacturer can produce up to 60,000 bikes per month. They are set up with robotic welding for frames, spray painting, and assembly of bikes. They also carry all the proper certifications required for shipping to the US, and meeting all the standards required. The plan calls for 4 to 5 containers the first year. From the Port of Miami the container is shipped to our distribution center in West Palm Beach, FL. The bikes are off loaded inspected and brought into inventory for distribution to dealers in the US.

Risks and Challenges

These securities have limited channels for resale. You should not bid unless you can afford to lose the entire amount. After the pitch closes, we can't refund your investment; returns may never be paid.

Description: The biggest risk is the ability to set up a good productive Dealership network, and manage the growth of that network. The company is dependent upon offshore manufacturers and delivery logistics that are required to build and transport the bikes to their sales destinations. The company is also dependent on worldwide materials costs to build the bike products.

Will bidders have voting rights in the future: No

Has the business failed to comply with SEC reporting requirements now or in the past: No

Has anyone in the business triggered a security trading bad actor disqualification: No

Does the business have related party transactions with its affiliates, officers, directors, founders, or their family members that amount to 5% or more of your target raise, including any prior Reg CF raises: Yes

Third party transactions description: Founder Kent Simpkins has provided $170,350 in the form a payable note with a 5 year term and no interest rate.

Has the United States Postal Service restrained the business due to a scheme for obtaining money through the mail: No

Give People Faith

Bidders should support your pitch because: The Electric Bicycle is sustainable transportation at a lower cost than other operating vehicles and can help people of all income levels.

Spending Plan

Number of current employees including yourself: 1

Percentage of your raise will pay salaries: 5%

Spending plan: $15,000 Marketing $37,250 New Inventory $10,000 Set-Up Expense $ 6,000 Salaries $ 6,750 Fundraising Costs $75,000 Total

Spending plan of extra investment: Increase Marketing another $5,000. and Inventory to another $27,000. for a total of $32,000 or $107,000. Total

Return Details

Return type: ownership

Raising target: $75,000

Raising cap: $107,000

Percentage ownership you plan to offer: 10.0%

When do you plan to sell or IPO your business: 2025

Existing share: No

When can bidders expect the return: December, 2025

These events trigger the conversion: standard triggering events;

Events description: The business has a single investment larger than $1 million; A change of control transaction such as a merger or acquisition; The business is sold or merged; An initial public offering (IPO); The company goes public.

Company Details

Tax year end date: December

Do you have a Tax ID yet (TIN/EIN): Yes

Full legal name of your company: Simpkins E-Bikes, Inc.

Legal status of your company/business: CORPORATION

Where is your company registered: Florida

Company form date: 03-30-2019

Date by which the annual report will be posted: April 29

Location where the entrepreneur's annual report will be posted: simpkinsebikes.com

Company address

Street: 169 Cypress Point Dr.

City: Palm Beach Gardens

State: Florida

ZIP code: 33418

Financial status

Average sales price: $2,218

Average cost per unit: $1,018

Yearly sales at the end of last year: $0

1st year target sales after raised date: $943,650

Existing investment from the founders: $0

Existing investment from other investors: $0

Owners, Officers, Directors

Name: Kent Simpkins

Title: President

Grant Date: 03-30-2019

Has ownership: Yes

Ownership: 100%

Description of 3 years recent work experience: Started Simpkins Energy Developed CNG compressor for fueling vehicles. 2016 started research and development of the Electric Bicycles, became a distributor for Palm Beach and Martin Counties in Florida, then decided to become a manufacturer and spent the next two years in design and development on six different models of Electric Bicycles. Completed the design and market research and now ready to go to market.

Do you have different kinds of existing stock for the business: Yes

The outstanding stock and the differences: 800,000 Authorized shares of Common Non Voting Stock, par value $1.00 per share, zero issued to date. 300,000 shares Common Stock with Voting Rights authorized par value $1.00 per share, 250,000 shares issued to the founder.

Yearly sales at the end of the year before: $0

The cost of sales at the end of last year: $0

The cost of sales at the end of the year before: $0

Business expenses at the end of last year: $0

Business expenses at the end of the year before: $0

Short-term debt at the end of last year (due within 12 months): $0

Short-term debt at the end of the year before (due within 12 months): $0

Long-term debt at the end of last year (due later than 12 months): $0

Long-term debt at the end of the year before (due later than 12 months): $0

Has your business raised money within the past three years with any exempt offering: No

Offer date, stock type, amount sold, use of money, type of exemptions:

Assets last year: $0

Assets the year before: $0

Cash last year: $0

Cash the year before: $0

Owed last year: $0

Owed the year before: $0

Taxes last year: $0

Taxes the year before: $0

Profit last year: $0

Profit year before: $0

Financial situation: Start up company seeking to raise $75,000-$107,000. The company has a backup plan if not successful in raising this offering. The company expects to be profitable in the first two years. The most important challenge is to setup a network of dealers.

Has financial statements: Yes

Last Edited: 2019-04-03 20:42:54

Desired launch period: immediately

CCC code: smw2nuw$

CIK code: 0001772701

Links

Company Web site: simpkinsebikes.com